Filed Pursuant to Rule 433

Registration Statement No. 333-177923

Supplemental Terms to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011, the Underlying Supplement No. 1-I dated November 14, 2011, the Product Supplement No. 4-I dated November 14, 2011 and Preliminary Pricing Supplement dated June 20, 2014

Medium-Term Notes, Series E
$
Basket-Linked Notes due 2015

These supplemental terms amend the preliminary pricing supplement related hereto dated June 20, 2014 with respect to the hypothetical historical closing levels of the basket. You should not rely on the hypothetical historical closing levels of the basket set forth in the preliminary pricing supplement related hereto dated June 20, 2014 in making your decision to invest in the notes.

        Hypothetical Historical Closing Levels of the Basket

Because the basket is a newly created basket and its level will begin to be calculated only on the trade date, there is no actual historical information about the closing levels of the basket as of the date of the preliminary pricing supplement. Therefore, the hypothetical closing levels of the basket provided in the graph below were calculated from publicly available historical stock prices of each basket stock in accordance with the methodology of the basket and subject to several factors described below.

In order to help illustrate the potential performance of an investment based on the basket construction methodology for the notes, the hypothetical basket closing levels below were calculated over a period commencing on October 1, 2013 and ending on June 26, 2014 (the “calculation period”) using (i) the base level of 100 as of October 1, 2013, (ii) the hypothetical multipliers for each basket stock and the closing prices of the basket stocks on each of the dates within such period and (iii) the hypothetical initial weights for each basket stock, on each of the dates within such period.

You should not take the hypothetical historical closing levels of the basket as an accurate estimate of historical levels or an indication of the future levels of the basket. Because the hypothetical closing levels of the basket were calculated based on additional factors that may not be true when the actual closing level of the basket for the notes is calculated on and after the trade date, you should not take the hypothetical closing levels of the hypothetical basket shown below as an accurate estimate of historical performance or an indication of the future performance of the basket. We cannot give you any assurance that the future performance of the basket for the notes will follow a pattern similar to that of the hypothetical closing levels of the hypothetical basket shown below and we cannot give you any assurance that the future performance of the basket will result in your receiving an amount greater than the outstanding principal amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the basket. The actual performance of the basket over the life of the offered notes, as well as the payment at maturity may bear little relation to the historical levels shown below.

The closing price of the index stocks in the MSCI Italy Index has fluctuated in the past and, therefore, so has the hypothetical basket closing level. Also, the actual closing level of the basket may, in the future, experience significant fluctuations. Any upward or downward trend in the hypothetical closing level of the basket during any period shown below is not an indication that the actual basket level is more or less likely to increase or decrease at any time during the term of your notes. The actual performance of the basket over the life of the notes, as well as the amount payable on the stated maturity date may bear little or no relation to the hypothetical levels shown below for the basket.

CUSIP no.: 48127DMY1

ISIN no.: US48127DMY12

You should read these supplemental terms together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011, underlying supplement no. 1-I dated November 14, 2011 and the preliminary pricing supplement dated June 20, 2014.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement dated June 20, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214004688/e59354_424b2.htm
•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in these supplemental terms, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and pricing supplement if you so request by calling toll-free 800-576-3529.

Supplemental Terms dated June 27, 2014